MADISON SMAL CAP FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.877.6089

July 17, 2019

BY EDGAR

Ms. Alison White
Ms. Christina Fettig
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Madison Funds: Form N-14 Registration Statement (SEC File No. 333-231660)

Dear Ms. White and Ms. Fettig:

The following serves to respond to comments received from you and the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) telephonically in June and July 2019, regarding the Form N-14 Registration Statement filed via EDGAR with the SEC on May 22, 2019 (“Registration Statement”), on behalf of Madison Funds (the “Registrant”), related to the proposed reorganization of the Broadview Opportunity Fund (the “Acquired Fund”), the sole series of Broadview Funds Trust, with and into the Madison Small Cap Fund (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”), a series of the Registrant (the “Reorganization”).

In conjunction with this letter, we are filing Pre-effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment”), which incorporates our responses to your comments as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Registration Statement.

Legal Comments

1.
Comment: You request confirmation (supplementally) that the Reorganization of the Acquired Fund with and into the Acquiring Fund is not a merger of “affiliated” companies subject to Rule 17a-8 under the Investment Company Act of 1940, as amended (“1940 Act”), and further that the Reorganization does not require the approval of the Acquired Fund shareholders under Rule 17a-8.

Response: As discussed with the Staff, the Registrant and the Acquired Fund will solicit proxies from the Acquired Fund’s shareholders with respect to the Reorganization, and will require that a “majority of the outstanding voting securities,” as provided in Section 2(a)(42) of the 1940 Act, approve the Reorganization.

With regard to Rule 17a-8, the Registrant respectfully believes that the proposed Reorganization of the Broadview Opportunity Fund into the Registrant is not a merger of affiliated companies pursuant to Rule 17a-8 under the 1940 Act, for the reasons discussed with the Staff. However, in light of the parties soliciting the

U.S. Securities and Exchange Commission
July 17, 2019

approval of the Acquired Fund’s shareholders, as discussed above, the Registrant believes that Rule 17a-8 does not need to be further addressed in this letter.

2.	Comment: You request confirmation (supplementally) that the Registrant may rely on Rule 488 for the registration statement on Form N-14.

Response: The Registrant is aware that the Staff has taken the position that failure to include auditor consents renders the filing materially incomplete and Rule 488’s filing procedure therefore is unavailable. Accordingly, the Registrant has filed Pre-Effective Amendment No. 1 to the Registration Statement to delay effectiveness of the filing until it is declared effective by the Staff. Once the auditors’ consents have been filed and all Staff comments have been cleared, the Registrant will file an acceleration request to have the Registration Statement declared effective.

3.	Comment: You request confirmation (supplementally) that the Broadview Opportunity Fund, as the Acquired Fund, does not need a shareholder vote to approve the Reorganization.

Response: As discussed with the Staff, the Registrant and the Acquired Fund will solicit proxies from the Acquired Fund’s shareholders with respect to the Reorganization, and will require that a “majority of the outstanding voting securities,” as provided in Section 2(a)(42) of the 1940 Act, approve the Reorganization.

With regard to whether the 1940 Act, the Acquired Fund’s governing documents or state law require a shareholder vote to approve the Reorganization, the Registrant respectfully believes that the 1940 Act, the Acquired Fund’s governing documents and state law do not require a shareholder vote, for the reasons discussed with the Staff. However, in light of the parties soliciting the approval of the Acquired Fund’s shareholders, as discussed above, the Registrant believes that this matter does not need to be further addressed in this letter.

4.	Comment: You request adding disclosure in the Registration Statement that discusses the portfolio repositioning costs for both Funds as part of the Reorganization.

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment.

5.	Comment: On page 1, paragraph 3, you request clarifying the Board considerations of the benefits of the Reorganization to the Acquired Fund’s shareholders.

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment.

6.	Comment: You note that Instruction 3(e) to Form N-1A, Item 3. Risk/Return Summary: Fee Table, requires disclosure of expense reimbursements or fee waiver arrangements, specifically:

“[a] Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.

U.S. Securities and Exchange Commission
July 17, 2019

You request that the Registrant add each disclosure to the fee table.

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment.

7.
Comment: On page 4, the table containing the comparisons of “Fundamental Policies,” you request adding a fuller discussion of the Registrant’s investment strategies and specifically, how the strategies comply with Rule 35d-1, the “Names Test Rule” for investment in small cap companies.

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment. Registrant also confirms it currently complies with the requirements of the Names Test Rule with respect to investments in small cap companies.

8.	Comment: On page 5, in the table containing the comparison of “Non-Fundamental Policies,” you request adding disclosure defining a “short sale against the box.”

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment.

9.	Comment: On page 6, you request the Registrant note the difference between the Funds related to “ETF Risks” and “Foreign Security and Emerging Market Risks.”

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment.

10.	Comment: On page 8, under Board considerations, you request enhanced disclosure related to the following bullet-pointed item.

•	that Madison and the distributor of the Madison Funds are well positioned to facilitate the future growth of the Acquiring Fund;

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment.

Accounting Comments (that are separate and distinct from the legal comments)

1.	Comment: You note the auditor consents are required as an exhibit to the Registration Statement.

Response: Registrant has included the auditor consents as exhibits to the Pre-Effective Amendment.

2.	Comment: You note that Instruction 3(e) to Form N-1A, Item 3. Risk/Return Summary: Fee Table Item requires disclosure of expense reimbursements or fee waiver arrangements, specifically:

“[a] Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.

U.S. Securities and Exchange Commission
July 17, 2019

You request that the Registrant add each disclosure to the fee table.

Response: Registrant has added disclosure to respond to this comment (see response to Legal Comment #6, above).

3.	Comment: You request additional disclosure discussing the portfolio repositioning costs for both funds as part of the reorganization.

Response: Registrant has added disclosure to respond to this comment (see response to Legal Comment #4, above).

4.
Comment: In Question 11 in the Q&A Section bullet point #3, you request deleting “when available” for the Semi-Annual Report to Shareholders for the Acquired Fund since the report has now been filed and is available.

Response: Registrant has deleted “when available” to respond to this comment, as reflected in the Pre-Effective Amendment.

5.
Comment. You request confirmation (supplementally) that the Registrant’s fees as set forth in Item 3 of Form N-14 (Fee Table, Synopsis Information, and Risk Factors) reflect the Registrant’s current fees.

Response: Registrant confirms the fees contained in the fee table are the current fees.

6.
Comment. On page 4, in the table containing the comparisons of “Fundamental Policies,” you request adding a fuller discussion of the Registrant’s investment strategies and specifically, how the strategies comply with Rule 35d-1, the “Names Test Rule” for investment in small cap companies.

Response: Registrant has added disclosure to respond to this comment (see response to Legal Comment #7, above).

7.	Comment: On page 8, in the Capitalization Table, you request separating the Class A and Class B shares and providing separate information for both share classes.

Response: Registrant has added disclosure to respond to this comment, as reflected in the Pre-Effective Amendment.

5.	Comment: In the Statement of Additional Information, Note 4, you request removal of the disclosure related to adjusted costs related to acquisition expenses.

Response: Registrant removed and revised the disclosure, as reflected in the Pre-Effective Amendment.

U.S. Securities and Exchange Commission
July 17, 2019

* * * *
If you have further questions or comments regarding this Registration Statement, please call Pam Krill, the Registrant’s outside counsel, at 608-284-2226.

Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer